--------------------------------------------------------------------------------




                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                          SMALL BUSINESS ISSUERS UNDER
                          SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                   ESOFT, INC.
                 (Name of Small Business Issuer in its Charter)

                 DELAWARE                               84-0938960
      (State or other jurisdiction of                (I.R.S. Employer
      incorporation or organization)                Identification No.)

 5335 STERLING DRIVE, SUITE C, BOULDER, CO                 80301
 (Address of principal executive offices)               (Zip Code)

              (303) 444-1600
        (Issuer's telephone number)


          Securities to be registered pursuant to Section 12(b) of the Exchange
Act:

                                                   Name of each exchange on
Title of each class to be so registered     which each class is to be registered

                 None.                                 Not applicable.


      Securities to be registered pursuant to Section 12(g) of the Exchange
Act:

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                                (Title of Class)



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


                                TABLE OF CONTENTS


                                                                            PAGE


                                     PART I

INTRODUCTION..................................................................1

Item 1. DESCRIPTION OF BUSINESS...............................................1

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
        RESULTS OF OPERATIONS................................................10

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......13

Item 5. DIRECTORS AND  EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....16

Item 6. EXECUTIVE COMPENSATION...............................................17

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.......................18

Item 8. DESCRIPTION OF SECURITIES............................................19

                                     PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
        OTHER SHAREHOLDER MATTERS............................................21

Item 2. LEGAL PROCEEDINGS....................................................21

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS........................22

Item 4. RECENT SALES OF UNREGISTERED SECURITIES..............................22

Item 5. INDEMNIFICATION OF DIRECTORS.........................................22

                                     PART I


INTRODUCTION

        This registration statement has been voluntarily filed by eSoft, Inc. (the "Company"). The Company presently has only 31 shareholders and it is not required to register any of its securities under the Securities Act of 1934 (the "Exchange Act") unless and until it has at least (500) shareholders. The Company has chosen to register its common stock by filing this registration statement with the Securities and Exchange Commission ("SEC") in anticipation of a public offering of its common stock that is proposed to be made in Canada (the "Canadian Offering") (see: "Initial Public Offering in Canada" at page 10), soon after the effectiveness of this registration statement (about February 20, 1998). Upon the effectiveness of this registration statement, the Company will be obligated to file with the SEC annual and quarterly reports containing financial statements reflecting the operations and the financial condition of the Company and to file current reports to report certain material events affecting the Company. As a result of the filing of this registration statement, and the fact that the Company will be a reporting company, required to file such reports with the SEC, certain requirements of Regulation S under the Securities Act of 1933 (the "1933 Act"), which exempts offering of securities made outside of the United States and not to U.S. persons will be less restrictive than if the Company were not such a reporting company.

        No market for the common stock of the Company presently exists in either the United States or Canada, moreover, even after the Canadian Offering, the Company does not expect that any trading market in the Company's shares will develop in the United States because none of the shares sold in the Canadian Offering will be sold in the U.S. or to U.S. persons. There is also no assurance that any market in the Company's stock will arise in Canada, although the shares will be listed on the Vancouver Stock Exchange before the Canadian Offering is completed.

ITEM 1. DESCRIPTION OF BUSINESS

GLOSSARY

        The following is a glossary of technical terms that appear in the discussion of the Company's business in this prospectus:

        "CLOSED, PROPRIETARY OPERATING SYSTEM" means an operating system which is not made available for open use and serves a specific purpose. A closed proprietary operating system has an advantage in security.


        "CPU" means Central Processing Unit. The computational engine of a computer.

        "CSU/DSU" means Customer Service Unit/Digital Service Unit. A device which converts the signals on a high speed leased line circuit to the digital signals required to connect to a computer interface.


        "DNS (DOMAIN NAME SERVER)" is a server function on the Internet which acts as a "Directory Assistance" service.


        "DOS" means Disk Operating System.

        "ETHERNET" is a high speed transmission medium which allows direct connection of computers in a local area at data transmission speeds of either 10Mhz or 100Mhz.

        "FCC" means Federal Communications Commission (US).

        "FINGER SERVER" is software which provides responses to queries using the standard Finger protocol.


        "FIREWALL" means a security function to prevent unauthorized access to a network. Firewalls can be very simple allowing for basic security, or very complex and involved for more advanced security needs.

        "FTP SERVER" means a File Transfer Protocol server which is a server function that allows you to offer access to files for transfer over the Internet. They are normally linked to web servers to provide a graphical interface.


        "GB" means Gigabyte.  One billion bytes.

        "INTEGRAL 56 KB LEASED LINE CSU/DSU" is a complete interface to allow direct connection to a particular type of leased line known as a 56KB leased line. Includes both the digital interface and the CSU/DSU required for this type of connection.

        "ISDN" means Integrated Services Digital Network. A special type of telephone circuit which allows direct digital connections.


        "KB" means Kilobyte.  One thousand bytes.

        "LAN" means Local Area Network. A group of computers in a local area (usually within a single building) which are connected together to share data.

        "MB" means Megabyte.  One million bytes.

        "MHZ" means Megahertz.  One million cycles per second.

        "MICROPROCESSOR" is a computer on a single integrated circuit chip.

        "PACKET ROUTING FIREWALL" is a security system based on applying rules to each packet which enters a router to determine if it should be allowed to continue onward or by rejected.

        "POP3 (POST OFFICE PROTOCOL 3) SERVER" is a server which stores local mail to be accessed by the end users E- mail package, e.g., Eudora, Microsoft Exchange, Netscape.


        "RAM" means Random Access Memory. A computer's working program and data memory.


        "ROUTER" means a device which acts as a "gateway" between network segments. A router in its simplest form will examine the address of each "information packet," determine its destination and send it down the appropriate wire.

        "SMTP (SIMPLE MAIL TRANSPORT PROTOCOL)" is a server that acts as the sending and receiving server. It looks at the address and sends it on its way or transfers it to the POP3 (Post Officer Protocol 3) server.


        "TBBS" means The Bulletin Board Software, a PC server software which creates a multi-user host for direct dial-in access for multiple users for ongoing messaging, file transfer and data access.


        "TELNET" is the Internet protocol used to simulate a point to modem (serial line) connection between two computers over the Internet.

        "TERMINAL SERVER" means a device which allows for remote dial-up access to a network.


        "UL" means Underwriter's Laboratories, Inc.

        "UNIX" is a multiuser computer operating system.

        "VPN (VIRTUAL PRIVATE NETWORK)" is the result of using encryption and special protocols to create a private network using public data transmission lines to promote lower cost and easy mobile access.

        "WWW" means World Wide Web.

CORPORATE HISTORY


        eSoft, Inc. was incorporated under the laws of the State of Colorado on March 3, 1984. On February 17, 1998, pursuant to approval by the Board of Directors and shareholders of the Company, the Company merged into a newly incorporated Delaware corporation, and has thus become reincorporated in the State of Delaware.


        The Company is located at 5335 Sterling Drive, Suite C, Boulder, Colorado, 80301.

        Through September 4, 1997, the Company had elected to be taxed as an "S-corporation" for U.S. income tax purposes. Under this election the Company was essentially taxed as a partnership. Accordingly, in lieu of corporate income taxes, the shareholders were taxed on their proportional share of the Company's taxable income individually. The Company withdrew the S-corporation election after September 4, 1997 and is now subject to U.S. corporate income taxes.

        On August 27, 1997 the Company's board of directors authorized a stock split of 63.1579 to 1. The Company has no subsidiaries.

BUSINESS HISTORY

        In its early years, the focus of the Company was oriented towards the development and sale of a computer bulletin board software product known as TBBS. TBBS Software creates a multi-user host for direct dial-in access for multiple users for on-going messaging, file transfer and data access. Concurrent with the rapid rise of Internet related communications media, the demand for TBBS software declined. In response, the Company designed a new product line of Internet protocol adapters which are now being marketed under the acronym IPAD (Internet Protocol Adapter Device). The Company launched its first IPAD product in 1996.

        The IPAD is designed to be a total Internet/Intranet connectivity solution without the complexity and high cost of traditional solutions. It affords the medium to small businesses, institutions, or educational sites a full connectivity solution that is economical and easily installed and managed by existing information systems' personnel. To complete the package for the customer, the Company can provide leased line connectivity options through major national access providers. The IPAD product line includes all other accessories needed to complete the connection, such as turnkey web servers, line interface devices, modems and rack equipment.

PRODUCT LINE AND SERVICES

THE IPAD 5000

        The IPAD 5000 integrates Internet hardware and communications software into a user friendly turnkey system, which does not require extensive technical knowledge to support. Utilizing an Intel Pentium CPU, the device is typically configured with 8 MB of RAM; a 1.2 GB hard drive; and a 1.44 MB floppy drive. The hardware includes five open slots, and hence is designed to allow for customized interface configuration. These interfaces may include an Ethernet card, an ISDN terminal adapter, a V.35 leased line or Token Ring or extra serial interfaces if desired. The software includes a basic Web Server, Telnet, an FTP Server, an E-mail Server, a Finger Server, a DNS, and a Packet-Routing Firewall. Unlike certain competing products in the marketplace, IPAD does not operate on a UNIX platform but rather is a purpose built component, real time operating system, which allows for a high degree of individual customization to better address the needs of individual customers.

THE IPAD 2500

        The IPAD 2500 was introduced to the marketplace in the second quarter of 1997. The IPAD 2500 is a desktop unit which contains a router with firewall capabilities, a terminal server offering up to 8 serial ports, and the same basic Internet connectivity provided by all of the Company's IPADs. Server functions include a DNS, a POP3, E-mail, FTP, a SMTP, Telnet, a Finger Server, and a basic WWW server. While less powerful than the Model 5000, it nonetheless allows for more than one IP address and routing for up to two networks as well as multiple web and FTP servers.

THE IPAD 1200

        The IPAD 1200 was introduced to the marketplace in October 1997. This system is also a desktop unit which can connect a business LAN of up to 150 users to the Internet using a single address. The hardware is an Intel Pentium CPU with 8 MB of RAM, a 1.2 GB hard drive, a 1.44MB floppy drive, 2 serial ports and a 10 MB Ethernet card. The IPAD 1200 comes standard with either a 56 KB modem, ISDN terminal adaptor or integral 56 KB leased line CSU/DSU or its Internet feed. The product is designed for mass production without significant customization for specific client needs.

ACCESSORIES

        In the case of the Model 5000 (and to a lesser degree with the IPAD
2500), customers can order additional cards and accessories to more effectively configure a device to suit their needs. Aside from an Ethernet card, users have the option, with certain models, of purchasing an ISDN terminal adapter, interfaces for T1 and fractional T1 leased lines, as well as extra serial interfaces. As many as 96 serial ports can be accommodated within a Model 5000 with each card being capable of connecting up to 16 modems or terminals.

SEMINARS

        The Company also offers Internet training seminars. These comprehensive, two day programs are offered in Colorado. They address issues related to end user client set-up and trouble shooting; advanced Internet operations including routing and domain name server operations; Internet service provider management techniques, including guidance with respect to systems performance and networking issues including questions relating to growth planning, multiple networking interfacing, and connections with other routers; and specific training with respect to IPAD applications and management techniques. The Company expects to offer these seminars with greater frequency to supplement revenues from IPAD product sales.

TECHNICAL SUPPORT SERVICES

        Customers can also purchase a contract through which the Company offers technical support services to address customers' specific application needs. More focused than the general seminars, such technical support services are designed to address concerns of individual clients for applications ranging from the launching of their web presence, to the reconfiguration of their LAN to optimize both efficiency and connectivity.

TBBS SOFTWARE

        Until the mid-1990s, most of the Company's revenues were generated from the sale of TBBS, its bulletin board system software package. As the life cycle of this product aged, the Company found it essential to expand and diversify its range of product offerings which in turn led to the development of the IPAD. The Company expects to continue to generate residual revenues from the sale of TBBS software at least through the 1998 fiscal year. However, no further development or upgrading of the software is expected to be pursued by the Company, as TBBS is progressively phased out of the market in favor of more sophisticated communications products.


PLANNED NEW SOFTWARE PRODUCT

        The Company proposes to develop an IPAD-supported virtual private network ("VPN") product. This product will require the development and integration into the IPAD product of encryption software. The Company expects to license the encryption software from a firm or firms specializing in this technology. The Company has identified encryption software which it believes will meet the needs of this proposed new product and has begun negotiating the terms of a license. The Company has also begun research to identify the important characteristics of a future VPN product offering. The Company believes that the inclusion of the VPN technology in an IPAD product will have considerable market appeal for prospective customers that require secure network connections from remote locations. Development of this proposed new product is in a very early stage and there can be no assurance that the Company will be able to license the necessary technology at a reasonable cost, or at all, nor that the Company will be able to satisfactorily integrate the encryption technology into the IPAD product in a timely manner or at a cost which will permit the Company to effectively compete with other products offering similar technology.


OPERATIONS

        Currently, with respect to all models, the Company purchases sub-assemblies from a variety of manufacturers and wholesalers, and undertakes final assembly and software integration at its production facility in Colorado. In the future, with respect to Models 1200 and 2500, the Company intends to purchase the computers in essentially complete and finished form. Upon shipment to its production facility, the Company would install an extra card in the case of the Model 1200 and load its software. With respect to the somewhat higher performing Model 2500, the modifications and degree of the Company's customization which is undertaken, is less than that applicable to the Model 5000, but more vigorous than that carried out in the context of a typical Model 1200.

        In all cases, the loading of the Company's IPAD software is what serves to distinguish the Company's product line from competing products, and what provides it with its key performance capabilities. Upon the insertion of the additional boards and loading of the software, each unit is tested, certain other quality assurance checks are undertaken, and the devices are packaged.


        If and when the sales volume increases to a level beyond the capacity of the Company's facilities, presently anticipated to be in six to nine months, the Company expects to outsource the assembly of the product to a contract manufacturer in the U.S. and one in Europe.

        It is the intention of the Company to sell its products directly to end-use purchasers, as well as to utilize value added resellers ("VAR"s) and distributors to assist in product dissemination.


INTELLECTUAL PROPERTY

        The Company has no patents, but regards its software as proprietary and attempts to protect it by relying upon copyrights, trade secret laws, internal nondisclosure agreements and transferability restrictions incorporated into its software license agreements. The Company provides its software products under a perpetual paid-up license agreement. Title does not transfer to the customer. Program source listings are not released, which the Company believes further protects unauthorized transfers of the Company's proprietary information, as well as the confidentiality of the Company's trade secrets. The Company also uses a combination of software programming and hardware devices to protect its products from unauthorized use or duplication.

HISTORY AND COST OF PRODUCT DEVELOPMENT

        Up until and including 1994, substantially all of the Company's revenues were generated from the sale of TBBS software. IPAD product sales commenced in 1995 and the product was released to the general public with the introduction of the IPAD 5000 in 1996. The precursors to the IPAD 5000 (the IPAD 4000 and IPAD
4500) had identical software as the IPAD 5000 but were installed on 66 MHZ Intel 486 CPUs. In 1996, when the 133 MHZ Intel Pentium CPU became available, all installed units of Model 4000 and Model 4500 were replaced with Model 5000. The IPAD 2500 was introduced to the marketplace in mid-1997. The IPAD 1200 was introduced and was available for purchase in October 1997. Seminars, accessories, and services are an ongoing activity designed to supplement and enhance the Company's product offerings, reputation, reliability and industry stature.

        Research and development expenditures in 1995 totaled $384,000 of which $130,481 were capitalized software development costs, while expenses amounted to $253,290. All expenditures for research and development in the year ended December 31, 1996 and the nine month period ended September 30, 1997 were capitalized software development costs and amounted to approximately $440,000 and $197,000, respectively. As of September 30, 1997 the value of capitalized software less accumulated amortization amounted to $646,227.

        From time to time, the Company has entered into software development consulting agreements. Two agreements entered into with John Patrick McMillan, a consultant, provided for the Company to pay percentages of gross software licensing fees on certain of its products, including the IPAD software. The Company and the consultant have entered into a Termination Agreement terminating those consulting arrangements in consideration of payment of $60,000, one-half on execution of the Termination Agreement and one-half after completion of the Canadian IPO, and a warrant to purchase 20,000 shares of the Company's Common Stock at $1.00 per share for one year and $1.15 per year for a second year.


THE MARKET FOR THE PRODUCTS


        The primary market being pursued by the Company consists of small to medium size businesses. The Company believes these businesses increasingly find it beneficial to host their own Internet infrastructure rather than rely upon an Internet service provider for all of their Internet access and connectivity needs. A secondary market consists of Internet service providers which can benefit from the Company's IPAD integrated software and hardware product line.

        The Company believes that for most small to medium size businesses, high speed large diameter pipeline access to the Internet is sufficiently important that the businesses would continue to rely upon an Internet service provider in order to gain that advantage if it were not available in Internet connectivity products such as the Company's IPAD products. With new advancements in Internet software, however, individual companies, without a great deal of software expertise, can now assume many of the responsibilities and functions which heretofore have been carried out by Internet service providers on their behalf. This includes control over a router, firewall, remote access server, a web server, and mail server. Perhaps most importantly, rather than paying an Internet service provider substantial fees in order to offer individual e-mail addresses plus Internet access to each of many employees, the IPAD products can provide such services to a growing company and their employees in a much more cost effective manner.


        Because the Company purchases its computer hardware in the United States, and because of requirements for FCC approval and UL certification, the Company has historically limited most of its sales to the United States. Within the United States, the market and the rate of market growth are both considered to be sufficiently large as to be able to absorb all of the Company's projected output through at least the next two years. Although the Company has not acquired requisite product approvals and certification from appropriate agencies that would permit marketing of its IPAD products in the European Union, it is the intention of the Company to begin the process of obtaining such approvals and certification and to promote sales in the European Union as well as Canada in 1999. Failure to obtain requisite approval and certification to sell IPAD units in the European Union and Canada will limit the Company's ability to increase its market share.

        The Company has sold more than 400 IPAD units since the introduction of its product line in 1995. In the first nine months of 1997, the Company estimates that it sold approximately 50 IPAD units. No one customer has accounted for as much as 10% of the Company's revenue in 1995, 1996 or the first 9 months of 1997.


        In an article entitled "All-In-One Net Boxes to the Rescue," published in the September 8 1997 edition of Inter@ctive Week, an Internet industry trade publication, market analysts indicate that in 1997, fewer than 6,000 units of IPAD like products were expected to be sold into the market. If one were to assume that the average sale ranges from $3,000 - $5,000, this would place the total market dimensions at $18 - $30 million excluding follow on accessories and services.


INDUSTRY TRENDS

        At one time, the combination of hardware and software that are currently incorporated within an IPAD device required several pieces of stand alone equipment, and complex software skills. This in turn created barriers to market entry among small to medium sized companies, seeking to host many of their own Internet functions. Unless they maintained the requisite technical skills, it was more cost effective for these companies to allow an Internet service provider to host these services on their behalf.

        The Company believes that two trends within the marketplace are eroding this historical condition. First, the burgeoning demand for e-mail and Internet access has had the effect of increasing the costs borne by companies to provide widespread access to such services among their employees, (notwithstanding general reductions in the unit costs of Internet access as a whole). Second, the Company and its market competitors have been able to take advantage of increasingly powerful and flexible computer systems. Today, these flexible computer systems are readily available at comparatively modest cost and with the integration of appropriate software, they can provide an all in one solution to many of the software and hardware requirements that had previously demanded a variety of pieces of equipment and considerable software integration skills.

        As a consequence, the Company has observed a current industry trend to increasingly allow companies to take control of certain key Internet management tools that have previously been hosted by Internet service providers and to progressively limit the role of the Internet service providers to that of offering high capacity access to the Internet itself.


MARKETING PLAN

        It is the intention of the Company to rely upon both direct sales and distributors in order to disseminate its product line through the market. During 1998 and the first quarter of 1999, the Company plans to add regional sales managers including a European Sales Director, Customer Service Representatives and a Director of Marketing.

        To assist in creating more customer awareness of the Company, the Company has made provision for an advertising budget of over $100,000 in the forthcoming year, with a further $80,000 for participation in trade shows. Through a combination of reliance upon third party distributors as well as upon direct sales, the Company believes that it can progressively establish a profile as a major industry participant.

COMPETITION


        Competition among the industry participants is based upon a number of factors including product features, type of user primarily serviced, reputation of the Company, ease of installation or use, reliability, cost, service availability and other factors. The Company believes that its principal competitive advantages are the product features, simplicity and ease of installation and the availability of technical support for the product and the customer. The Company's products are also designed to meet the specific needs of the smaller to mid-sized companies that are the Company's target market. For example, while many Internet connectivity devices are Unix-based systems designed to support more complex operations generally required by larger corporations, the Company's products emphasize use of a DOS based system which is thought by management to be more user friendly as compared to those operating on Unix platforms.


        The Company's competitors are comprised of both well-established and recognized industry participants (such as Sun Microsystems, Inc.) and smaller corporations in some respects similar to the Company. Both groups produce products which in terms of fundamental connectivity attributes are similar to those currently offered by the Company. Among the more prominent industry participants at present are companies such as Whistle Communications, Inc. of Foster City, California; Apexx Technologies, Corp. of Boise, Idaho; FreeGate Corporation of Sunnyvale, California; and iPlanet, Inc. of Sunnyvale, California.

        iPlanet, Inc. is a private corporation reportedly established in January 1996. As is the case with the Company, iPlanet provides fully-integrated turn-key Internet connectivity solutions. iPlanet has developed the IPS series of products which provide small to medium sized businesses access to the Internet and Web hosting capabilities. The IP-168 is available in a variety of models to accommodate speeds ranging from 28.8K dial-up to T1 dedicated lines. It incorporates router capabilities, and supports a LAN print server. It includes a Web server, an e-mail server (compatible with popular mail packages such as Eudora, and Microsoft Mail), and standard mail protocols (POP2/3, IMAP3 and SMTP). The product is compatible with both Microsoft's Windows and Unix operating systems. The IPS-PRO is a rack mounted version of the IPS 168 which is designed for larger organizations of about 200 people. The IPS PRO operates with a Pentium 133 MHZ microprocessor, and offers 32 MB RAM and a dual Ethernet connection. In addition to the standard e-mail and web servers, the IPS PRO supports a Domain Name Service Protocol, and can also support remote access users and file sharing. It also includes a firewall (and related software elements known as "proxies"). To complement the IPS-168, iPlanet offers a variety of add-on modules to provide fax, virtual private networking, and e-mail enhancing capabilities.

        Sun Microsystems, Inc. offers Internet servers referred to as "Netra i" which accommodates high-volume Web site management. Netra i software comes with Web server (Netscape Enterprise) and Web authoring software. Electronic mail, a Domain Name Server and FTP functions are also fully integrated, as is firewall security. Netra Internet servers operate in conjunction with Solaris and Unix operating systems. Until recently, Netra i was classified as a fully integrated series of Internet servers. However, software and hardware components are now sold separately.

        As is the case with the Company, most industry competitors produce an array of products. Some are relatively inexpensive entry level devices, which in some respects can be compared to the IPAD 1200. Typically, these are designed with no significant degree of individual customization. Some products are similar to the IPAD 5000 in that they provide for a substantial degree of customization, and can accommodate multiple interfaces, and more than one hundred individual users on a LAN with little difficulty.

        Cross-comparisons indicate that several competing products incorporate features similar to those offered by IPAD products (in terms of hardware and software components), although they may provide varying degrees of functionality, which in turn accounts for pricing variances. For example, the InterJet product series offered by Whistle Communications, Inc. ranges in price from $1,995 to $3,495 depending upon product features and capability. Products which would likely compete with either the IPAD or the IPAD 5000 can either cost more or less in relation to the IPAD depending upon their technical specifications.


        Some competitors already possess well-established distribution networks or have formed strategic collaborations with key industry players. Others such as Sun Microsystems, Inc. have much greater technical and financial resources compared to the Company. The ability of the Company to effectively compete against such firms cannot be assured, as they are already well established.


AVAILABILITY OF RAW MATERIALS AND SEMI-FINISHED GOODS

        The computers which the Company utilizes to operate its software, whether purchased in finished form, or as sub-assemblies, computer boards, software programs and accessories which are assembled at the Company's production facility from semi-finished goods, all represent widely available materials and components in the marketplace. The Company has the ability to source such goods from a wide range of prospective suppliers, depending upon pricing, delivery, quality assurance and related considerations. In combination, the Company's IPAD software represent a combination of "off the shelf" operating systems and related software licensed from third parties, working in concert with what the Company considers to be its own proprietary software, developed in-house. The Company does not anticipate that the sourcing of such materials is likely to become an impediment to its growth and expansion.

GOVERNMENT REGULATIONS


        As the Company's products require access to telecommunications carriers, the products are subject to regulation by the Federal Communications Commission ("FCC"). The Company's IPAD products use components purchased from other manufacturers which have the required FCC approvals and the Company relies upon the certification of compliance furnished by those manufacturers . No testing or certification of the final assembled products offered by the Company is required. Since the Company's products rely upon electrical power, certain standards with respect to electrical safety must also be met. The manufacturers of purchased components obtain the certification of testing laboratories such as Underwriters Laboratories ("UL") and the Canadian Standards Association and the Company again relies upon those certifications without the necessity for certification of the final assembled products. The Company believes there are no other material U.S. federal or state regulations which must be satisfied to permit the sale of its products in the U.S.

        The Company has not acquired requisite product approvals and certification from appropriate agencies which would permit the marketing of IPAD products in the European Union. At this time the Company is investigating which agencies need to be involved in granting such approvals in various markets. Part of this effort involves creating necessary product documentation including product mechanical drawings necessary for most such approvals and certifications. In parallel the Company is investigating the possibility of producing the product in the various markets using previously approved components to create an approved final assembly without the need for new testing and certification. There can be no assurance that the necessary approvals will be obtained without extended delays, or at all.

EMPLOYEES

        At February 18, 1998, 17 people were employed by the Company, all on a full-time basis.


INITIAL PUBLIC OFFERING IN CANADA


        The Company expects to make an initial public offering of 1,550,000 shares of its Common Stock at a price of $1.00 per share in British Columbia, Canada, soon after the effectiveness of this registration statement (the "Canadian Offering"). The offering will be made by C.M. Oliver Company Limited (the "Agent") pursuant to an Agency Agreement under which the Agent has guaranteed the sale of all of the shares. The shares sold in such offering will not be registered under the Securities Act of 1933 (the "1933 Act") and will be offered pursuant to an exemption from the registration requirements of the 1933 Act provided by Regulation S under the 1993 Act. The Shares in the Canadian Offering will not be offered or sold to U.S. persons. The Agent will also receive 75,000 shares of Common Stock as a corporate finance fee as additional compensation and a warrant to purchase up to 250,000 shares of Common Stock for up to two years at a price of $1.00 per share for the first year after the offering and for $1.15 per share during the second year after the offering. Pursuant to a Sponsorship Agreement between the Company and the Agent, dated November 26, 1997, the Company also paid to the Agent a sponsorship fee of $15,000.

        The net proceeds to the Company from the offering are expected to be $1,168,200 after payment of $131,750 commissions to the Agent (8.5% of the offering price) and the payment of other expenses of the offering, estimated to amount to $250,000. The proceeds of the offering are proposed to be used as follows:

        Capital Equipment Purchases                                   $  196,000
        Research and Development                                         300,000
        Sales and Marketing Expenditures                                 550,000
        Payment of Loan to First National Bank of Arvada                  70,000
        Working Capital                                               $  152,200
                                                                      ----------

        Total                                                         $1,168,200

In the event that the proceeds of the offering, together with cash flow from operations, if any, is insufficient to meet all of the expenses to which the proceeds have been allocated, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such manner as the Board of Directors and management deems to be in the best interest of the Company. Moreover, the Board and Directors and Management may, for business reasons, reallocate funds among these or other uses in order to achieve the Company's operating objectives.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion should be read in conjunction with the financial statements and accompanying notes included elsewhere in the Registration Statement.

INTRODUCTION

        The Company is a technology firm which develops and markets communication products which integrate and simplify PC server connectivity to the Internet market. In recent years, the Company has developed and brought to production the IPAD.

        The Company was incorporated in 1984 to develop and market its original product, a computer bulletin board product, TBBS. TBBS integrated formerly complex technology into products which were relatively simple for the consumer to use. Through 1995, the Company generated substantially all of its revenues through sales of TBBS.

        In 1995, the Company foresaw the Internet becoming the technology of choice for the next level of network access connectivity. The Company began refocusing its efforts on making communications technology simple to use and began its design of IPAD. The IPAD product line was test marketed in 1995 as a response to the anticipated demand of the Internet market. The Company's dependence upon the TBBS product line decreased during and after 1995 as the Company increased its dependency upon sales of IPAD.

RESULTS OF OPERATIONS

REVENUES

        The Company's revenues declined from the fiscal year ended December 31, 1995 through the fiscal year ended December 31, 1996, and the nine months ended September 30, 1997. This decline was primarily a result of the decline in revenue from sales of the Company's TBBS product, which accounted for $1,046,000 in revenue in 1995 (52% of total revenues) to $239,000 in 1996 (17% of revenues). In the nine months ended September 30, 1997, total revenues were $788,000 as compared with $1,136,000 in the comparable nine months of 1996. TBBS products revenue in the nine months of 1996 amounted to $232,000, while there was only $81,000 of TBBS revenue in the nine months of 1997. Offsetting the decline in the TBBS sales was an increase from 1995 to 1996 in the revenue from IPAD sale from $972,000 in 1995 to $1,167,000 in 1996. IPAD sales declined somewhat in the first nine months of 1997 to $655,000, from $984,000 in the comparable 1996 period, however, as marketing and sales activity were curtailed in 1997 as a result of the Company's shortage of working capital.


        The Company's gross profit margins declined from approximately 65% in 1995 to 57% in 1996 as start-up costs related to the production of the IPAD product affected the margins. This trend was reversed in the first nine months of 1997 as margins expanded to nearly 70% from approximately 57% in the first nine months of 1996. The margin improvement results primarily from producing the IPAD product internally instead of being outsourced to contract manufacturers. As described under Business-Operations, the Company expects again to outsource its product assembly operations within six to nine months when it is anticipated that sales volumes will exceed the capacity of the Company's facilities, when this occurs, the Company anticipates that margins will decline to the range of 56% to 60%.


Research and Development Expenditures

        Research and development expenditures in 1995 were nearly $384,000, of which approximately $130,000 was capitalized as software development costs while the remaining $254,000 was expensed. In 1996, the software development expenditures increased to approximately $440,000, all of which were capitalized. The software development expenditures of $197,000 in the first nine months of 1997 were less than the $355,015 expended in the comparable period of 1996, but were also capitalized.

Other Expenses

        Selling, general and administrative costs ("SG&A") declined throughout the period from the beginning of fiscal 1995 to September 30, 1997. SG&A expenses in the fiscal year ended December 31, 1996, were approximately $631,000, nearly 35% lower than comparable expenses in fiscal 1995. The SG&A expenses in the first nine months of 1997 of approximately $471,000 were 8% lower than the comparable expenses in the year earlier. These expense savings reflected both lower costs of selling a reduced volume of products, as well as cutbacks in administrative personnel which were primarily effected from 1995 to 1996.

Net Income (Loss)

        The Company realized net income in both the fiscal years ended December 31, 1995 and December 31, 1996, as well as for the nine months ended September 30, 1996. A loss of approximately $187,000 was reflected for the nine months ended September 30, 1997, however, as a result of recording deferred taxes of approximately $241,000, because the Company changed its federal income tax status from an S Corporation to a C Corporation during that period.

CAPITAL RESOURCES AND LIQUIDITY

        Historically the Company had funded its working capital requirements from internal operations. During 1995, however, Philip Becker, the Chief Executive Officer, loaned the Company approximately $112,000 to supplement the $46,000 of cash provided by operating activities and assist it in funding the completion of the IPAD product development and the related growth of its accounts receivable caused by the introduction of the IPAD product line. During 1996, the Company continued to fund a majority of its internal working capital needs from $260,000 of cash flow from operating activities, but it also received additional advances from Mr. Becker, thus increasing the Company's indebtedness to him to 239,903 at December 31, 996. This indebtedness is payable by the Company, at its option, in shares of Common Stock of the Company valued at the public offering price per share of the Canadian Offering. It is anticipated that the Company will elect to pay that obligation, as well as $116,000 of notes payable to consultants by the issuance of shares, thus improving the Company's financial position by reducing its long term debt.

        As of December 31, 1996, the Company received a binding commitment ,for a $100,000 loan facility from the First National Bank of Arvada, Colorado to support IPAD sales growth and the increase in capitalized software until longer term financing could be arranged. During the first quarter of 1997, the Company borrowed $100,000 under the interim loan facility from the First National Bank of Arvada, Colorado, the proceeds of which were used to expand to a limited degree, the Company's marketing activities and sales programs.

        The completion in September of 1997 of the placement of $410,000 of outside equity has permitted the Company to significantly advance its marketing efforts and to attract additional management personnel. Working capital at September 30, 1997 had increased to approximately 400,000 from less than $23,000 at December 31, 1997. Operating activities also continued to contribute cash ($100,000 for the first nine months of 1997) since the loss recorded for this period was a result of the recording of deferred taxes, which did not affect current cash flow.


        On December 22, 1997, the Company sold 350,000 shares of Common Stock and warrants to purchase an additional 87,500 shares to Opus Capital Fund, LLC, for a total purchase price of $350,438. In February 1998, the Company sold and issued an additional 190,000 shares, and accepted subscriptions for an additional 200,000 shares, all at a price of $1.00 per share in private transactions to officers, directors, key employees and consultants of the Company.

        On January 3, 1998, the loan from First National Bank of Arvada, Colorado, described above, was extended to April 3, 1998 for the payment of the outstanding balance of $73,363, with monthly installment payments of $3,325 in February and March 1998. On January 23, 1998, the Company received from the Colorado National Bank (the "Bank") a preliminary loan proposal that calls for a borrowing commitment of up to $825,000.00. Of this total, $75,000.00 would be a term loan bearing interest at 1-1/2% over the Bank's reference rate, payable in monthly installments and maturing March 1, 2000. This loan would be used to pay the indebtedness to First National Bank of Arvada. The balance of the commitment would be for a $300,000.00 working capital line of credit, to be increased to $750,000.00 upon completion of the Canadian Offering. Advances under the line of credit may not exceed 80% of eligible accounts receivable and 25% of eligible inventory to a maximum of $150,000.00. This loan will bear interest at 1/2% over the Bank's reference rate. The borrowings will be secured by a lien or all of the corporation's assets. The proposed loan has not been approved by the Bank and there is no assurance that it will be obtained. The Company believes that this line of credit, if obtained, will assist in the Company in financing its anticipated growth of sales if the growth is achieved.

        In the fourth quarter of fiscal 1997, the Company has undertaken preparations for its initial public offering, scheduled for the first quarter of 1998, through which it is anticipated that approximately $1,170,00 of offering proceeds will be generated, after payment of expenses and commissions. This equity infusion, together with working capital generated from the Company's internal operations and the Bank loan, if obtained, are expected to advance the Company substantially towards establishing and fortifying channels of distribution for its IPAD product line, and are expected to be sufficient to meet the capital requirements of the Company for the next 12 months.


YEAR 2000 EFFECT

        The Company's TBBS product line has one deficiency associated with year 2000 for which a correction is being developed that is scheduled for a revision release in October 1998. The IPAD product line has no known susceptibility to year 2000 issues. The cost of the revision to the TBBS product is not expected to be material.

NEW ACCOUNTING PRONOUNCEMENTS

        The Financial Accounting Standards Board has recently issued Statements of Financial Accounting Standards that may affect the Company's financial statements as follows:

        The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). This pronouncement provides a different method of calculating earnings per share than is currently used in accordance with Accounting Board Opinion No. 15, "Earnings Per Share". SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. The Company will adopt SFAS No. 128 in 1998 and its implementation is not expected to have a material effect on the consolidated financial statements.

        In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS
130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

        Also, in June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

        SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of the standards, management has been unable to fully evaluate the impact, if any, the standards may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of these standards.

        In October 1997, Statement of Position 97-2, Software Revenue Recognition (SOP 97-2) was issued. The SOP provides guidance on when revenue should be recognized and in what amounts licensing, selling, leasing, or otherwise marketing computer software. SOP 97-2 is effective for transactions entered into in fiscal years after December 15, 1997. Because of the recent issuance of the SOP, management has been unable to fully evaluate the impact, if any, the SOP may have on future financial statement disclosure.

                                      * * *

                           FORWARD-LOOKING STATEMENTS

        The Registration Statement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 and the Company intends that such forward-looking statements be subject to the safe harbors for such statements under such sections. The forward-looking statements herein are based on current expectations that involve a number of risks and uncertainties. Such forward-looking statements are based on numerous assumptions, including, but not limited to, the following: that significant increases in sales and marketing personnel and expenditures will result in increased sales; that the recently introduced IPAD 2500 and IPAD 1200 models will be readily accepted in the market; that the industry trends perceived by the Company as described in Item 1 will continue to exist; that market segments targeted by the Company will continue to grow and that the Company can successfully compete with larger, more established competitors.

        The foregoing assumptions are based on judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. Accordingly, although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any such assumption could prove to be inaccurate and therefore there can be no assurance that the results contemplated in forward-looking statements will be realized. The forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the forward-looking statements.

ITEM 3. DESCRIPTION OF PROPERTY

        The Company's office, production and warehouse facilities are located at 5335 Sterling Drive, Suite C, Boulder, Colorado 80301. The Company leases approximately 5,300 square feet of space at this location pursuant to a lease entered into in November 1997, which expires October 31, 2000, at a rent of approximately $58,000 per year. The Company believes that this space will be sufficient for the Company's operations for the foreseeable future.


        The Company also remains obligated until November 1998 on a lease covering 1,300 out of 7,500 square feet of lease space that the Company formerly occupied in Aurora, Colorado. Rental on this 1,300 square feet is approximately $13,347 per year. The Company hopes to sublet this space in the near future, but at present the Company is using that space for storage.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


        The Company has a total of 2,951,110 shares of Common Stock issued and outstanding at February 18, 1998. The following table sets forth information regarding beneficial ownership of Common Stock of the Company and options to purchase Common Stock that are currently exercisable or exercisable within sixty days of the date of this Registration Statement held by (i) each person or group of persons known by the Company to own beneficially five percent (5%) or more of the outstanding shares of the Company's Common Stock, (ii) each director of the Company, (iii) each executive officer named in the Executive Compensation Table and (iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, the shareholders listed below have sole voting and investment power with respect to the shares reported as beneficially owned.



                                                 AMOUNT AND NATURE OF
  NAME AND ADDRESS OF BENEFICIAL OWNER           BENEFICIAL OWNERSHIP         PERCENT OF CLASS
----------------------------------------        ----------------------       -------------------

Philip L. Becker, Director, Chairman  and            1,091,139(1)                     35.3%
  CEO...................................
5335 Sterling Drive, Suite C
Boulder, CO  80301

Regis A. Frank, President, Chief Operating              46,500(2)                      1.5%
  Officer and Director .................
5335 Sterling Drive, Suite C
Boulder, CO 80301
                                                        16,500(3)                      0.6%
Michael W. Johnson, Director ...........
1875 Lawrence Street
Denver, CO 80302
                                                         8,500(4)                      0.3%
Robert B. Louthan, Director ............
P. O. Box 4966
Vail, CO 81658

Daryl Yurek(4)..........................               296,579(5)                      9.7%
1113 Spruce Street
Boulder, CO 80302

W. Terrance Schreier(5).................               252,265(6)                      8.5%
1942 Broadway, Suite 303
Boulder, CO  80302

Gene R. Copeland(6).....................               232,266(7)                      7.9%
5373 Lookout Ridge Drive
Boulder, CO  80301

Directors and Executive Officers........             1,272,633(8)                     40.8%
as a group


(1) Includes 100,000 shares subscribed for but not yet purchased, and 41,139 options exercisable presently or within 60 days.

(2) Includes 21,500 options exercisable presently or within 60 days.

(3) Includes 1,500 options exercisable within 60 days.

(4) Reflects options exercisable presently or within 60 days.

(5) Includes 100,000 shares beneficially owned by Mr. Yurek and held in the name of the Daryl F. Yurek Self Employed Pension of which Smith Barney Inc. is custodian, 96,579 shares of Common Stock held by Pantheon Capital Ltd. and 100,000 shares subscribed for but not yet purchased. Excludes warrants held by Pantheon Capital Ltd. to purchase 207,300 shares of Common Stock exercisable beginning six months after the completion of the Canadian Offering and expiring the later of February 1, 1999 or one year and 15 days after the date of the Canadian Offering and 177,950 shares that may be issued to Pantheon Capital Ltd., at the discretion of the Company, as payment for amounts outstanding under three promissory notes issued by the Company, each of which notes is payable on the earlier of January 2, 1999 or 30 days after the date of the Canadian Offering. Pantheon Capital Ltd.

    is controlled by Mr. Yurek and he is therefore the beneficial owner of all shares and options held in the name of Pantheon Capital Ltd.

(6) Includes 41,500 shares owned by Mr. Schreier and held in the name of W. Terrance Schreier Simplified Employee Pension (SEP), and 202,265 shares held by Transition Partners, Ltd. Transition Partners, Ltd. is controlled by Mr. Schreier and he is therefore the beneficial owner of all shares and options held in the name of Transition Partners, Ltd. Excludes warrants held by Transition Partners, Ltd. to purchase up to 103,650 shares of Common Stock of the Company exercisable beginning six months after completion of the Canadian Offering and expiring the later of February 1, 1999 or one year and 15 days after the date of the Canadian Offering.

(7) Shares are held by Copeland Consulting Group, Inc. which is controlled by Mr. Copeland and he is therefore the beneficial owner of all shares and options held in the name of Copeland Consulting Group, Inc. Excludes warrants held by the Copeland Consulting Group, Inc. options to purchase 103,650 shares of Common Stock of the Company exercisable beginning six months, after completion of the Canadian Offering and expiring on the later of February 1, 1999 or one year and 15 days after the date of the Canadian Offering.

(8) Includes 65,639 options exercisable presently or within 60 days.

ITEM 5. DIRECTORS AND  EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

        The following is a list of the current directors and senior officers of the Company, their addresses, current positions with the Company and principal occupations during the past five years:



NAME AND ADDRESS                                PRINCIPAL OCCUPATION FOR PREVIOUS FIVE YEARS
-----------------------------------------   -----------------------------------------------------
PHILIP L. BECKER(1)                         Age 51, Chairman, Chief Technology Officer  and Chief
Chairman, Chief Executive Officer and Chief Executive Officer of the Company since September 1997;
Technology Officer and Director             President of the Company from July 1985 to September, 1997;
                                            Director of the Company from 1984 to present.

REGIS A. FRANK(1)                           Age 52, President and Chief Operating Officer of the Company
President, Chief Operating Officer and      since January 1998; Vice-President, Marketing and Sales, of
Director                                    Sigmacom Corporation, a software developer and integration services company, from May 1997 to December 1997; President of Team Advisors, a
                                            business and marketing consulting company, from November 1995 to April
                                            1997; President and Chief Executive Officer for SecaGraphics, Inc., a
                                            software development company; from September 1986 to October 1995.

MICHAEL W. JOHNSON                          Age 36, President and CEO, INFONOW Corporation, Denver,
Director                                    Colorado, since 1995; Engagement Manager, McKinsey &
1875 Lawrence Street                        Company, Inc., consultants, Dallas, Texas and Amsterdam,
Denver, CO 80302                            Netherlands from 1990 to 1995.

ROBERT B. LOUTHAN                           Age 56, President of RBL Management Sciences, a management
Director                                    marketing and sales consulting company, since 1986.
P.O. Box 4966
Vail, CO 81658

KENT NUZUM(1)                               Age 31, Employed by Daryl Yurek since January 1997; Assistant
Secretary and Acting Chief Financial        Vice-President, Commercial Loans for Bank One, Colorado from
Officer                                     August 1990 to January 1997.

ROBERT B. HARTMAN(1)                        Age 37, Vice-President, Engineering of the Company since
Vice President-Engineering                  January 1993; Senior Software Engineer for the Company from
                                            1990 to 1993; President of Spark Software, a computer consulting company from 1986 to 1990; Senior Software Engineer and Project Leader
                                            for Automatrix, Inc., a software development company, from 1983 to
                                            1986.

JASON M. ROLLINGS(1)                        Age 36, Vice-President, Operations of the Company since
Vice President - Operations                 November 1997; Director of Factory Operations for Micromotion
                                            Inc., an electronics manufacturer, from July 1997 to October 1997;
                                            Director of Manufacturing for Hi-Tech Manufacturing, a printed circuit board and computer manufacturer, from April 1995 to July 1997; Director of
                                            Manufacturing for Codar Inc., a military computer manufacturer, from
                                            September 1988 to March 1995.

------------------------------

(1)    Address:  5335  Sterling Drive, Suite C, Boulder, Colorado 80301.

        Messrs. Becker, Frank, Hartman and Rollings are all full-time employees of the Company. Mr. Nuzum is a consultant serving as Secretary and acting Chief Financial Officer on a part-time basis.


ELECTION OF DIRECTORS


        The directors of the Company were elected by the shareholders at a meeting on February 10, 1998 and will hold office until the next annual meeting at which time they may be re-elected or replaced. The Certificate of Incorporation of the Company permits the directors to appoint new directors to fill any vacancies that may occur on the board. Individuals appointed as directors to fill vacancies on the board or added as additional directors hold office like any other director until the next annual shareholder meeting at which time they may be re-elected or replaced. The directors may also add additional directors to the board between successive annual meetings.


ITEM 6. EXECUTIVE COMPENSATION

PHILIP L. BECKER EMPLOYMENT AGREEMENT

        On September 2, 1997 the Company and Philip L. Becker, the founder, Chairman, Chief Technology Officer, Chief Executive Officer and a director of the Company, entered into an employment agreement (the "Becker Agreement") which extends for a thirty six month period commencing on September 1, 1997. Under the terms of the Becker Agreement the Company will pay to Mr. Becker the sum of $8,333 per month until the completion of the Offering and thereafter the sum of $10,000 per month plus incentive stock options to acquire 200,000 Common Shares at a price of $1.00 for a period of five years from the date of the Canadian Offering. The option will vest over a 36 month period. No options will be exercisable initially, but 7/36 of the options will vest seven months after the date of the Canadian Offering and 1/36 of the options will vest on the first day of each month thereafter.

        The Becker Agreement also provides that Philip Becker shall be eligible to receive a quarterly performance bonus equal to 10% of the Company's earnings net of adjustments for interest and taxes. In the event that the bonus exceeds 50% of Mr. Becker's gross annual salary, the bonus will be capped at the amount of Mr. Becker's salary for the quarter.

        The Becker Agreement incorporates a non-competition agreement which extends for 12 months after the termination of Philip Becker's employment with the Company and confidentiality provisions which extend for five years following the termination of Becker's employment with the Company. The Becker Agreement may be terminated by either the Company or Mr. Becker on 30 days notice without cause. If Mr. Becker's employment is terminated by the Company without cause, the Company must pay Mr. Becker one month's salary for each year of employment since 1992.

SEVERANCE AGREEMENT

        Wayne Farlow was Chief Executive Officer of the Company from September 2, 1997 to November 11, 1997. On December 19, 1997 the Company and Wayne Farlow entered into a Severance Agreement and a Mutual Release (the "Severance Agreement") pursuant to which the Company and Mr. Farlow agreed to Mr. Farlow's resignation as an officer and director effective November 7, 1997 and that the Company would pay to Mr. Farlow $10,000 per month through March 7, 1998, payable in equal semi-monthly instalments, together with the sum of $1,875 upon execution of the Severance Agreement in lieu of accrued vacation.

        The Company also agreed to allow Wayne Farlow to continue to participate in the Company's health insurance program, with premiums paid by the Company, until March 1998. The Company has also agreed to sell and Mr. Farlow has agreed to purchase 60,000 shares of Common Stock of the Company at a price of $0.50 per share, to be paid by cash ($600) with the balance secured by a non-recourse promissory note, payable to the Company and due September 5, 1999.

                          EXECUTIVE COMPENSATION TABLE



                                                                                   LONG TERM COMPENSATION
                                                                      -------------------------------------------------
                                              ANNUAL COMPENSATION                 AWARDS                   PAYOUTS
                                  -------------------------------------------------------------------- ----------------
                                                                                          SECURITIES
     NAME AND      YEAR ENDED                                             RESTRICTED      UNDERLYING
     PRINCIPAL      DECEMBER                             OTHER ANNUAL       STOCK          OPTIONS/         LTIP        ALL OTHER
     POSITION          31,     SALARY($)   BONUS($)     COMPENSATION($)  AWARDS(S)($)       SARS(#)     PAYMENTS($)  COMPENSATION($)

                                                                                                                          <C?
PHILIP L. BECKER,     1997     100,000       --              --              --              --             --             --
Chief Executive       1996      60,000       --              --              --              --             --             --
Officer               1995      45,000       --              --              --              --             --             --



OPTIONS/SAR GRANTS IN LAST FISCAL YEAR


        Prior to the adoption of the Stock Option Plan described below, no stock options were ever granted to or exercised by executive officers of the Company.

        In February 1998, the Board of Directors and shareholders of the Company approved an amended Stock Option Plan, originally adopted in August 1997 (the "Plan"), which provides for incentive stock options and non-statutory options to be granted to officers, employees, directors and consultants to the Company. Options, to purchase up to 900,000 shares of the Company's Common Stock may be granted under the Plan. Terms of exercise and expiration of Options granted under the Plan may be established in the discretion of an Administrative Committee appointed to administer the Plan or by the Board of Directors if no Committee is appointed, but no option may be exercisable for more than five (5) years.

        In the fiscal year ending December 31, 1997, stock options to purchase 200,000 shares of the Company's Common Stock were granted to Philip Becker pursuant to the Becker Agreement. In addition, options to purchase 60,000 shares of the Company were granted to Wayne Farlow, and pursuant to the Severance Agreement, he has agreed to purchase such shares.


DIRECTOR COMPENSATION


        The directors of the Company are not currently compensated for serving as directors, but each director has been granted an option to purchase 18,000 shares of Common Stock at $1.00 per share. As set forth above, Mr. Becker and Mr. Frank also receive compensation as officers.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The Company has entered into transactions with its officers and directors, and with principal shareholders listed in Item 4 or affiliated entities as described below.

EMPLOYMENT AGREEMENT - PHILIP BECKER

        On September 2, 1997 the Company and Philip Becker ("Becker"), the Chairman, Chief Technical Officer, Chief Executive Officer and a director of the Company, entered into an employment agreement (the "Becker Agreement") which extends for a thirty six month period commencing on September 1, 1997. Under the terms of the Becker Agreement the Company will pay to Becker the sum of $8,333 per month until the completion of the Canadian Offering and thereafter the sum of $10,000 per month plus incentive stock options to acquire 200,000 shares of Common Stock at a price of $1.00 per share for a period of five years from the date of the Canadian Offering. The option will vest over a 36 month period. No options will be exercisable initially, but 7/36 of the options will vest seven months after the date of the Canadian Offering and 1/36 of the options will vest on the first day of each month thereafter.

        The Becker Agreement also provides that Becker shall be eligible to receive a quarterly performance bonus equal to 10% of the Company's earnings net of adjustments for interest and taxes. In the event that the bonus exceeds 50% of Becker's gross annual salary, the bonus will be capped at the amount of Mr. Becker's salary for the quarter.

        The Becker Agreement includes non-competition and confidentiality provisions which extend for 12 months and five years following the termination of Becker's employment with the Company, respectively. The Becker Agreement may be terminated by either the Company or Becker on 30 days notice without cause. If his employment is terminated by the Company without cause, the Company must pay Becker one month's salary for each year of employment since 1992.

CONSULTING AGREEMENTS


        On September 2, 1997, the Company and Kent Nuzum ("Nuzum"), the Secretary and Interim Chief Financial Officer of the Company, entered into a consulting and non-competition agreement (the "Nuzum Agreement") which extends for an eleven month period ending July 31, 1998. Under the terms of the Nuzum Agreement, Nuzum will provide certain consulting services related to the management of the regulatory issues associated with the listing of the Company's common shares with various stock exchanges in Canada and the United Sates. As payment for his consulting services Nuzum shall receive the sum of $3,500 per month (the "Consulting Fee") plus Nuzum's reasonable out-of-pocket expenses. In consideration of the Consulting Fee Nuzum agrees not to disclose any confidential information relating to the Company for a period of twelve months following termination of the Nuzum Agreement.


        The Company and Transition Partners, Ltd. ("TPL"), a Colorado corporation with its principal place of business at 1942 Broadway, Suite 303, Boulder, Colorado, U.S.A. 80302, entered into a letter consulting agreement (the "TPL Agreement") on October 14, 1996, which was subsequently modified and extended on May 6, 1997 and August 22, 1997. Under the terms of the TPL Agreement, as amended, TPL provides certain consulting and advisory services related to general corporate development, strategic planning and capital formation of the Company. As payment for its consulting services TPL received a lump-sum payment of $20,500, in addition to the $36,000 in fees received during the period October 1996 to March 1997, and two promissory notes in the amounts of $41,000 and $75,000 respectively. Each of the promissory notes bears no interest until due, and thereafter bears interest at the rate of 12% per annum, is due the later of March 31, 1998 or the date of the Canadian Offering and may, at the option of the Company, be satisfied by issuance of common shares of the Company valued at the price of common shares issued under the Canadian Offering and one-half of each of the promissory notes has been paid by the issuance of Common Stock at a price of $1.00 per share. The TPL Agreement will terminate on May 21, 1998.

        On August 22 ,1997 the Company and Pantheon Capital Ltd. ("Pantheon") entered into a consulting and non-competition agreement (the "Pantheon Agreement") which extends until May 21, 1998. Under the terms of the Pantheon Agreement, as amended November 11, 1997, Pantheon provides certain consulting services relating to a proposed interim private financing of up to $410,000 and to the Canadian Offering. In consideration of its consulting services Pantheon shall be entitled to options to acquire 264,600 shares of Common Stock of the Company at $1.00 per share, expiring on the later of February 1, 1997 and the day which is one year and fifteen days after the date of the Canadian Offering. Pantheon is entitled to pay for the Common Shares on the exercise of the option by granting a non-interest bearing 12-month promissory note to the Company. Pantheon has agreed not to disclose confidential information of the Company for a period of five years following the termination of the agreement.

SEVERANCE AGREEMENT

        On December 19, 1997 the Company and Wayne Farlow, the President of the Company from September 2 to November 11, 1997 entered into the Severance Agreement discussed in Item 6.

ITEM 8. DESCRIPTION OF SECURITIES

        Upon completion of its reincorporation in Delaware the Company will be authorized to issue 50,000,000 shares of Common Stock, $.01 par value. The holders of Common Stock are entitled to vote at all meeting of shareholders, to receive dividends if, as and when declared by the board of directors, and to participate ratably in any distribution of property or assets on the liquidation, winding up or other dissolution of the Company. The shares have no preemptive or conversion rights. As of the date of this Registration Statement, 2,083,158 shares are issued and outstanding.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

COMMON STOCK


        Prior to the effective time of this Registration Statement, there has been no established public market for the Company's Common Stock. Soon after the effectiveness of this Registration Statement, the Company expects to complete the Canadian IPO. The price to the public in the Offering is expected to be $1.00 per share. Upon completion of the Offering, the Common Stock of the Company will be listed on the Vancouver Stock Exchange and such exchange will be the primary market for the Common Stock. There are no proposals, arrangements or understandings with any U.S. broker dealers or other person to establish a market for the Common Stock in the United States, and no market is expected to develop in the near future.

        Upon completion of the Canadian Offering and the issuance of all shares presently subscribed for, the Company will have outstanding 4,836,110 shares of Common Stock. All of the approximately 2,800,000 shares held by U.S. persons are restricted securities as defined in Rule 144 under the 1933 Act and only the 950,000 shares held by Philip Becker have been held for the two-year period under Rule 144. The remaining shares will satisfy the Rule 144 one-year and two-year holding periods on September 4, 1998 and 1999, respectively. The Company has filed a registration statement under the 1933 Act to register these restricted shares to permit their sale by the holders of the shares but the registration statement is not yet effective and there is no assurance as to whether or when it will become effective. In addition to the Rule 144 restrictions on sales under the U.S. securities laws, in accordance with requirements of the Vancouver Stock Exchange, 440,000 shares which were sold at $.50 per share are subject to a "hold" so that they may not be sold by the owners until at least three months after the completion of the Canadian IPO.


STOCK OPTIONS AND WARRANTS


        As of the date of this amended Registration Statement, options to purchase 662,000 shares have been granted under the Company's Stock Option Plan (the "Option Plan"), 123,889 of which are currently exercisable. In addition, the Company has granted warrants to purchase an aggregate of 522,100 shares of Common Stock. All such options and warrants are exercisable at a price of $1.00 per share for one year and at a price of $1.15 per share thereafter.

        The Company has agreed to grant the Agent for the Offering a non-transferable warrant (the "Agent's Warrant") to acquire up to 250,000 shares of Common Stock. The Agent's Warrant will be exercisable at the price to the public in the Offering, expected to be $1.00 per share, provided that it is exercised within one year, and thereafter will be exercisable at a price of $1.15 per share.


HOLDERS


        There are approximately 33 holders of Common Stock of the Company.


DIVIDENDS

        The Company intends, for the foreseeable future to retain all earnings, if any, for the development of its business opportunities. The payment of future dividends will be at the discretion of the Company's board of directors and will depend upon , among other things, future earnings, capital requirements, the Company's financial condition and general business conditions.

ITEM 2. LEGAL PROCEEDINGS

        The Company is not involved in any material legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

        None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


PRIVATE PLACEMENT TRANSACTIONS

        In September 1997 the Company sold in a private placement transaction 820,000 shares of Common Stock at $.50 per share to 25 investors, nine of which were U.S. persons. In December, the Company sold to a venture capital fund 350,000 shares of Common Stock at $1.00 per share and warrants to purchase 87,500 shares of Common Stock at $1.00 per share for one year and $1.15 per share for a second year. The price paid for these warrants was $438.00. In February 1998, the Company sold 190,000 shares and accepted subscriptions for 200,000 additional shares at $1.00 per share. The purchasers are all officers, directors, key employees and consultants of the company. All of the sales to U.S. persons were made in reliance upon exemptions from the registration requirements of Section 5 of the 1933 Act provided by Rule 505 of Regulation D under the 1933 Act, and sales to non-U.S. persons were made in reliance upon Regulation S under the Act.

PROMISSORY NOTES


        The Company issued to Transition Partners, Ltd. an $18,750 promissory note and a $10,250 promissory note, each payable on the earlier of January 2, 1999 or 30 days after the date of the Canadian Offering. The promissory notes were payable at the option of the Company by issuance of such number of shares of Common Stock, priced at the offering price to the public in the Canadian Offering, that in the aggregate equals the amount outstanding under the promissory note, and the Company has paid the notes by the issuance of 29,000 shares of common stock at $1.00 per share.

        The Company issued to Copeland Consulting Group, Inc. an $18,750 promissory note and a $10,250 promissory note, each payable on the earlier of January 2, 1999 or 30 days after the date of the Canadian Offering. The promissory notes are payable, at the option of the Company by issuance of such number of shares of Common Stock, priced at the offering price to the public in the Canadian Offering, that in the aggregate equals the amount outstanding under the promissory note, and the Company has paid the notes by the issuance of 29,000 shares of common stock at $1.00 per share.

        The Company issued to Pantheon Capital Ltd. a $37,500 promissory note and a $20,500 promissory note, each payable on the earlier of January 2, 1999 or 30 days after the date of the Canadian Offering. The promissory notes are payable, at the option of the Company by issuance of such number of shares of Common Stock, priced at the offering price to the public in the Canadian Offering, that in the aggregate equals the amount outstanding under the promissory note.

        The Company believes that the issuance of the promissory notes is exempt from the registration requirements of Section 5 of the Act by virtue of the exemption contained in Section 4(2) of the Act.

SEVERANCE AGREEMENT

        Pursuant to the Severance Agreement, the Company has agreed to sell to Wayne Farlow 60,000 shares of Common Stock of the Company at a price of $0.50 per share, the par value of which is to be paid in cash ($600) with the balance to be paid by a non-recourse promissory note payable to the Company and due September 5, 1999.

ITEM 5. INDEMNIFICATION OF DIRECTORS

        Although the Company is currently incorporated in the state of Colorado, the Company proposes to merge with a newly incorporated Delaware corporation to effect reincorporation in the state of Delaware prior to the effective date of this registration statement. Section 145 of the General Corporation Law of the State of Delaware contains provisions permitting corporations organized thereunder to indemnify directors, officers and other representatives from liabilities in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person was or is a director, officer, employee or agent of the corporation, against liabilities arising in any such action, suit or proceeding, expenses incurred in connection therewith, and against certain other liabilities.

        Article 8 of the Certificate of Incorporation of the Delaware corporation described above provides that, to the furthest extent permitted by applicable law in effect from time to time, no director of the Company shall have any personal liability for monetary damages to the Company or its shareholders for breach of his fiduciary duty as a director, except that indemnity is not provided to a director whose conduct involves (i) a breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) unlawful distributions as defined in Section 174 of the Delaware General Corporation Law any transaction from which the director derived an improper personal benefit.

        Article 9 of the Certificate of Incorporation and the bylaws of the Company will provide similar indemnification provisions as that provided by
Section 145 of the General Corporation Law of the state of Delaware. The Company will also indemnify any person who is serving or has served the Company as an officer to the same extent as a director.

                                  EXHIBIT INDEX
EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBITS

3.1       Articles Of Incorporation*

3.1A      Certificate Of Incorporation Of New Esoft, Inc.

3.1B      Certificate Of Merger Of Esoft, Inc. Into New Esoft, Inc.

3.2       Bylaws Of Esoft*

3.2A      Bylaws Of New Esoft, Inc.

10.1 Severance Agreement And Mutual Release Dated December 19, 1997 Between The Company And Wayne Farlow*

10.2      Form Of Agency Agreement With C.m. Oliver Capital (To Be Filed By
          Amendment)

10.3 Lease Agreement Dated September 18, 1997 Between The Company And Aspen Industrial Park Partnership**

10.6 Voting Agreement Dated September 2, 1997 Between Philip Becker, Pantheon Capital Ltd. And Transition Partners, Ltd.*

10.6A     Termination Agreement

10.7 Registration Rights Agreement Dated September 2, 1997 Between Transition Partners, Ltd., Pantheon Capital Ltd. And The Company*

10.8 Agreement Dated May 6, 1997 Between Transition Partners, Ltd. And The Company*

10.9 Agreement Dated October 14, 1996 Between Transition Partners, Ltd. And The Company*

10.10 Amendment To Agreement Dated August 22, 1997 Between Transition Partners, Ltd. And The Company*

10.11 Second Amendment To Agreement Dated November 11, 1997 Between Transition Partners, Ltd. And The Company*

10.12 Stock Option Agreement Dated November 11, 1997 Between Transition Partners, Ltd. And The Company*

10.12A    Amended Stock Warrant Agreement Dated January 29, 1998

10.13 Consulting Agreement Dated August 1, 1997 Between The Company And Kent Nuzum*

10.14 Consulting Agreement Dated August 22, 1997 Between Pantheon Capital Ltd. And The Company*

10.15 Amendment To Consulting Agreement Dated August 22, 1997 Between Pantheon Capital Ltd. And The Company*

10.16 Stock Option Agreement Dated November 11, 1997 Between Pantheon Capital Ltd. And The Company*

10.16A    Amended Stock Warrant Agreement Dated January 29, 1998

10.17 Stock Option Agreement Dated November 11, 1997 Between Copeland Consulting Group, Inc. And The Company*

10.17A    Amended Stock Warrant Agreement Dated January 29, 1998

10.18 Employment Agreement Dated September 2, 1997 Between Philip Becker And The Company*

10.19     Form Of Employee Confidentiality Agreement

10.20 Termination Agreement Terminating Software Development And Consulting Agreements

10.21     Promissory Note To First National Bank Of Arvada, Colorado

10.22     Proposal For Financing Arrangement From Colorado National Bank

27        Financial Data Schedule


-------------------------------

*       Filed With Registration Statement On Form 10-SB On December 22, 1997.

**      Filed With Registration Statement On Form SB-2 On December 24, 1997.

                                   SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 eSOFT, INC.


                                 Date: February 18, 1998



                                 By:  /s/ Philip L. Becker
                                    ------------------------------------
                                     Philip L. Becker, Chief Executive Officer